May 7, 2012

VIA EDGAR

Ms. Christina DiAngelo

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street NE

Washington D.C.  20549-8626

RE:

The Tilson Investment Trust (the “Registrant”)

Investment Company Act File No. 811-21606

Dear Ms. DiAngelo,

On behalf of the Registrant, we have prepared this letter in response to your comments communicated orally to ALPS Fund Services, Inc. (“ALPS”), the administrator of the Registrant, on March 7, 2012 with respect to the review by the Securities and Exchange Commission (the “Commission”) of certain filings made by the Registrant with the Commission. You stated that the purpose of the Commission’s review was to ensure that the filings made by the Registrant with the Commission, including the accompanying Registrant disclosures, complied with the Sarbanes-Oxley Act of 2002.

Set forth, in the numbered paragraphs below, is a summary of your comments of March 7, 2012, followed by the Registrant’s responses.  In response to your request, this letter is being submitted to the Commission as a correspondence filing, via EDGAR.

1)

Comment:  You provided several comments regarding the Registrant’s Form N-CSR filing for its fiscal year ended October 31, 2011, as filed with the Commission on January 9, 2012.  In particular, your comments reflected the following:

(a)

You noted that the “Schedule of Investments” for Tilson Dividend Fund does not classify Fifth Street Finance Corp. and MVC Capital Inc. as closed end funds.  You believe these are Business Development Companies (“BDCs”) and, going forward, should be included under closed end funds.

(b)

You noted that the “Schedule of Investments” for Tilson Dividend Fund contains information related to the short term investments owned by such fund. You requested that, going forward, the Registrant indicate the class of shares being held if the investment is in a multiclass fund.

(c)

In the “Statements of Assets and Liabilities”, you requested that, going forward, the Registrant include a footnote under the “Net Asset Value, Offering Price and Redemption Price Per Share” stating that “Redemption price varies based on the length of time shares were held.”

(d)

In the “Statements of Operations”, you requested that, going forward, the Registrant separately disclose any realized gain distributions received from other investment companies in which the Tilson Dividend Fund or Tilson Focus Fund invest.

(e)

You noted that the “Statements of Changes in Net Assets” for Tilson Focus Fund contains return of Capital Distributions for the year ended October 31, 2010.   You inquired as to how the shareholders were notified, and whether the Registrant was in compliance with section 19A of the 1940 Act.

Response:

(a)

Fifth Street Finance Corp. and MVC Capital Inc. are BDCs.  Requested revision will be incorporated in future Registrant filings on Form N-CSR.

(b)

The short term investment fund owned by the Tilson Dividend Fund as of October 31, 2011 was a single class fund.  Requested revision will be incorporated in future Registrant filings on Form N-CSR, when applicable.

(c)

Requested revision will be incorporated in future Registrant filings on Form N-CSR

(d)

We note there were not any realized gain distributions received by the Tilson Dividend Fund or the Tilson Focus Fund for the fiscal year ended October 31, 2011.   Requested revision will be incorporated in future Registrant filings on Form N-CSR, when applicable.

(e)

Per inquiry with The Nottingham Company, the Registrant’s previous administrator, when the distribution was made on December 31, 2009, it was comprised of ordinary income. At the end of the fiscal year, October 31, 2010, the Registrant’s auditors determined that the distribution needed to be reclassified as return of capital for the financial statements. Notice of reclassification was provided in the annual shareholder report, which is consistent with Paragraph (e) of Rule 19a-1.

1)

Comment: You provided a comment regarding the Registrant’s Form N-1A filing for its fiscal year ended October 31, 2011, as filed with the Commission on February 28, 2012.  In particular, you noted the annual operating expenses for the Tilson Dividend Fund include Acquired Fund Fees and Expenses of 0.03%. You inquired whether the two BDC’s mentioned above (Fifth Street Finance Corp. and MVC Capital Inc.) and the closed end fund JZ Capital Partners, Ltd. were taken into account and included in the Acquired Fund Fees calculation.

Response:

The Business Development Companies (Fifth Street Finance Corp. and MVC Capital Inc.) and the closed end fund JZ Capital Partners, Ltd were not included in the Acquired Fund Fees and Expenses calculation, as presented in the Tilson Dividend Fund Form N-1A filing for its fiscal year ended October 31, 2011.  We have adjusted the acquired fund fee calculation to include the BDCs and closed end funds and have determined that, pursuant to Item 3 of the Instructions to Form N-1A, the subcaption “Acquired Fund Fees and Expenses” should be included in the “Fee Table”.  Accordingly, we have supplemented the statutory and summary prospectuses to reflect the updated information regarding Acquired Fund Fees and Expenses in the “Fee Table” and “Example”.

2)

Comment:  You provided a comment regarding the Registrant’s Form N-1A filing for its fiscal year ended October 31, 2010, as filed with the Commission on February 28, 2011.  In particular, you noted that the Tilson Focus Fund’s Gross and Net Expense ratios of 3.24% and 2.40%, respectively, as of October 31, 2010 do not agree to  the ratios of 3.13% and 2.29% per the October 31, 2010 annual report, which is included in the 2010 N-CSR filed on January 10, 2011.

Response:

 Per inquiry with The Nottingham Company, the Registrant’s previous administrator, the Tilson Focus Fund’s expense ratio figures in the Registrant’s Form N-1A filing for its fiscal year ended October 31, 2010, as filed with the Commission on February 28, 2011, are based on those in the financial statements for the year then ended October 31, 2010, but also consider (i) the maximum performance fee (rather than the fee actually incurred by the fund) and (ii) acquired fund fees and expenses, if any.  The Tilson Focus Fund’s expense ratios set forth in the Registrant’s Form N-1A filing for its fiscal year ended October 31, 2010, as filed with the Commission on February 28, 2011, are based upon actual expenses incurred by the Fund for the fiscal year ended October 31, 2010, adjusted to reflect the maximum variable performance fee.

*****

In connection with the Commission’s review of filings made by the Registrant, including the corresponding Registrant disclosures, in view of compliance with the Sarbanes-Oxley Act of 2002, as described herein, the Registrant hereby acknowledges that:

(i)

The Registrant is responsible for the adequacy and accuracy of the disclosures in its filings;

(ii)

Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

(iii)

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Please feel free to contact the undersigned at (720) 917-0616 should you have any questions or need additional information.

Sincerely,

/s/ Kim Storms

Kim Storms

Assistant Treasurer

Tilson Investment Trust

cc:

Board of Trustees, Tilson Investment Trust

Glenn Tongue, Chief Compliance Officer, Tilson Investment Trust

Tom Steed, Kilpatrick Townsend & Stockton LLP

Morris Simkin, McLaughlin & Stern, LLP

John Braun, BBD, LLP

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